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                          May 8, 2023

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       303 South Broadway, Suite 125
       Tarrytown, NY 10591

                                                        Re: PaxMedica, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2023
                                                            File No. 333-271623

       Dear Howard J. Weisman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Rosenthal,
Esq.